UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. )*

                               Major Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   560840-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  James G. Lewis, General Counsel, Third Capital, LLC, Ninth Floor, 314 Church
               Street, Nashville, Tennessee 37201, (615) 255-3199
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 3, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP No.         560840-10-0


---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | Third Capital, LLC
         |
---------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|X|
         |                                                                                  (b)|_|
---------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
---------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |
         | OO
---------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|
         |
---------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | Tennessee         |
---------------------------------------------------------------------------------------------------
     Number of      |    7       SOLE VOTING POWER            100 (See Items 3, 5 and 6)
       Shares       |
    Beneficially    |
      Owned by      |
        Each        |
     Reporting      |
       Person       |
        With        |
                    |------------------------------------------------------------------------------
                    |    8       SHARED VOTING POWER
                    |------------------------------------------------------------------------------
                    |    9       SOLE DISPOSITIVE POWER       100 (See Items 3, 5 and 6)
                    |------------------------------------------------------------------------------
                    |   10       SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------





















                                  Page 2 of 10



CUSIP No.         560840-10-0


---------------------------------------------------------------------------------------------------
11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  100 (See Items 3,5 and 6)
        |
---------------------------------------------------------------------------------------------------
12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
        |
        |
---------------------------------------------------------------------------------------------------
13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  0.0% (see Item 3,5 AND 6)
        |
---------------------------------------------------------------------------------------------------
14      |  TYPE OF REPORTING PERSON*
        |
        |  OO
        |
---------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | PAG Corp.
         |
---------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|X|
         |                                                                                  (b)|_|
---------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
---------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |
         | AF,OO
---------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|
         |
---------------------------------------------------------------------------------------------------

















                                  Page 3 of 10



CUSIP No.         560840-10-0




---------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | Tennessee         |
---------------------------------------------------------------------------------------------------
     Number of      |    7       SOLE VOTING POWER            680,000 (See Item 5)
       Shares       |
    Beneficially    |
      Owned by      |
        Each        |
     Reporting      |
       Person       |
        With        |
                    |------------------------------------------------------------------------------
                    |    8       SHARED VOTING POWER
                    |------------------------------------------------------------------------------
                    |    9       SOLE DISPOSITIVE POWER       680,000 (See Item 5)
                    |------------------------------------------------------------------------------
                    |   10       SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------
11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  680,000 (See Item 5)
        |
---------------------------------------------------------------------------------------------------
12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
        |
        |
---------------------------------------------------------------------------------------------------
13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  9.86%
        |
---------------------------------------------------------------------------------------------------
14      |  TYPE OF REPORTING PERSON*
        |
        |  CO
        |
---------------------------------------------------------------------------------------------------























                                  Page 4 of 10



CUSIP No.         560840-10-0

---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | PAG Partners, L.P.
         |
---------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|X|
         |                                                                                  (b)|_|
---------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
---------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |
         | WC
---------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|
         |
---------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | Tennessee         |
---------------------------------------------------------------------------------------------------
     Number of      |    7       SOLE VOTING POWER            680,000
       Shares       |
    Beneficially    |
      Owned by      |
        Each        |
     Reporting      |
       Person       |
        With        |
                    |------------------------------------------------------------------------------
                    |    8       SHARED VOTING POWER
                    |------------------------------------------------------------------------------
                    |    9       SOLE DISPOSITIVE POWER       680,000
                    |------------------------------------------------------------------------------
                    |   10       SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------
























                                  Page 5 of 10



CUSIP No.         560840-10-0


---------------------------------------------------------------------------------------------------
11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  680,000
        |
---------------------------------------------------------------------------------------------------
12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
        |
        |
---------------------------------------------------------------------------------------------------
13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  9.86% (see item 5)
        |
---------------------------------------------------------------------------------------------------
14      |  TYPE OF REPORTING PERSON*
        |
        |  PN
        |
---------------------------------------------------------------------------------------------------



                  This  original  Schedule 13D  Statement is filed on behalf of:
(1) Third Capital, LLC, a Tennessee limited liability company ("Third Capital") for the purpose of reporting the ownership by Third Capital of certain rights to acquire shares of common stock, $0.01 par value per share, of Major Realty Corp., (2) PAG Corp., a Tennessee corporation ("PAG Corp.") for the purpose of reporting the ownership by PAG Partners of certain rights to vote and dispose of shares of common stock, $0.01 par value per share, of Major Realty Corp., and
(3) PAG Partners, L.P., a Tennessee limited partnership ("PAG Partners"), for the purpose of reporting certain acquisitions by PAG Partners of shares of common stock, $0.01 par value per share, of Major Realty Corp.

Item 1.           Security and Issuer.
                  --------------------

         This Schedule 13D Statement relates to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Major Realty Corp., a Delaware corporation ("Major Realty"), which has its principal executive offices at 5728 Major Blvd., Suite 301, Orlando, FL 32819.

Item 2.           Identity and Background.
                  ------------------------

      (a) The persons filing this Schedule 13D are Third Capital, LLC, PAG Corp. and PAG Partners, L. P. PAG Corp. is the sole general partner of PAG Partners, L. P. Christopher L. Jarratt is the Chief Manager of Third Capital, LLC and the President PAG Corp.

CUSIP No.         560840-10-0


      (b) The address of Third Capital, PAG Corp. and PAG Partners, and the business address of Mr. Jarratt, is 314 Church Street, Nashville, TN 37201.

      (c) The principal business of Third Capital, PAG Corp., and PAG Partners is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Third Capital also conducts various real estate advisory activities. Mr. Jarratt's principal occupation is Chief Manager of Third Capital, and President of PAG Corp. Mr. Jarratt is a director of Pacific Gateway Properties, Inc., a New York corporation traded on the American Stock Exchange, and is a director of TIS Mortgage Investment Services, Inc., a Maryland corporation traded on the New York Stock Exchange.

      (d) Negative with respect to Third Capital, PAG Corp., PAG Partners, and Mr. Jarratt.

      (e) Negative with respect to Third Capital, PAG Corp., PAG Partners, and Mr. Jarratt.

      (f) Third Capital, LLC is a limited liability company organized under the laws of the State of Tennessee. PAG Corp., is a corporation organized under the laws of the State of Tennessee. PAG Partners, L. P., is a limited partnership organized under the laws of the State of Tennessee. All of the members of Third Capital are citizens of the United States of America. All of the shareholders of PAG Corp., are citizens of the United States of America. All of the partners of PAG Partners are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

       The Shares reported herein as having been acquired by PAG Partners were acquired for the aggregate purchase price of approximately $680,000, which consideration was working capital of PAG Partners. Pursuant to the terms of that certain Agreement Re: Investment in Major Realty Corp., attached hereto as
Exhibit 7.1, in partial consideration for various services rendered by Third Capital for the benefit of PAG Partners has granted Third Capital the right to acquire 100 Shares at price of $1.00 per Share. Third Capital's right to acquire such Shares expires on January 1, 1999.

Item 4.       Purpose of Transaction.
              -----------------------

Third Capital, PAG Corp., and PAG Partners purchased the Shares to acquire a significant interest in Major Realty for the purposes of investment and to effect the business strategies and operations of Major Realty. Mr. Jarratt has met or had discussions with David L. Treadwell, the Chairman and President of Major Realty, to discuss its business strategies and opportunities and reserves the right to acquire additional Shares. Such additional Shares may give Mr. Jarratt effective voting control of Major Realty. Mr. Jarratt intends to request that he and James G. Lewis be nominated to the Board of Directors of Major Realty and may, upon review of relevant information about Major Realty, seek additional seats on the Board of Directors. The filing group intends to develop and discuss with the management and the Board of Directors of Major Realty various recapitalization proposals and management changes that may be available to Major Realty. The terms, conditions and structure of any such recapitalization or management change will depend on, among other things, (1) the reactions of management and the Board of Directors to the filing group's proposals, (2) the filing group's completion of its due diligence regarding the financial position and real estate portfolio of Major Realty, and (3) other relevant factors. There can be no assurance that any recapitalization, management change or other transaction will occur between Major Realty and the filing group.

CUSIP No.         560840-10-0


       Pursuant  to the  instructions  for  items (a)  through  (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither Third Capital, PAG Corp., PAG Partners nor Mr. Jarratt presently has plans or proposals that relate to or would result in any of the following:

      (i)   an   extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving Major Realty;

      (ii)  the sale or  disposition  of a  material  amount  of assets of Major
Realty;

      (iii) a material change in the present capitalization or dividend policy of Major Realty;

      (iv) a material change in the business or corporate structure of Major Realty;

      (v) a change to the Articles of Incorporation or Bylaws of Major Realty or an impediment to the acquisition of control of Major Realty by any person;

      (vi)  the delisting from any national securities exchange of the Shares;

      (vii) a class of equity securities of Major Realty becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (viii)any action similar to any of those enumerated in (i) through (vii) above.

       Third Capital, PAG Corp., PAG Partners and Mr. Jarratt reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.
              -------------------------------------

      (a) According to the most recently available filing with the Securities and Exchange Commission by Major Realty, there are 6,893,378 Shares outstanding.

       PAG Partners beneficially owns 680,000 Shares, or approximately 9.86% of the outstanding Shares. As sole general partner of PAG Partners, PAG Corp., may be deemed to beneficially own 680,000 Shares, or approximately 9.86% of the outstanding Shares. As President of PAG Corp., Mr. Jarratt may be deemed to beneficially own 680,000 Shares, or approximately 9.86% of the outstanding Shares. PAG Partners has granted Third Capital the right to acquire 100 Shares of Major Realty from PAG Partners, and certain other rights as described in
Exhibit 7.1 attached hereto.

      (b) Mr. Jarratt, as President of PAG Corp. and Chief Manager of Third Capital, has the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by PAG Partners and Third Capital.

      (c) During the past 60 days, PAG Partners purchased, in a negotiated transaction that was effected on the open market, 680,000 Shares for a price of $1.00 per Share on December 3, 1997.

      (d)   Not Applicable.

CUSIP No.         560840-10-0

      (e)   Not Applicable.

Item 6.       Contracts,  Arrangements,  Understandings  or  Relationships  With
              ------------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

       On December 1, 1997, PAG Partners entered into an agreement (the "Agreement") with Third Capital, LLC ("Third Capital") pursuant to which PAG
Partners: (1) is obligated to pay Third Capital certain fees in connection with PAG Partners investment in Major Realty, (2) is obligated to pay Third Capital an amount equal to twenty percent (20%) of the profits, if any, PAG Partners realizes on its investment in Major Realty after PAG Partners has received a nine percent (9%) annual, non-compounded preferential return on its investment, and (3) has granted Third Capital the right buy 100 Shares from PAG Partners for a price of $1.00 per share; such right to expire on January 1, 1999. The Agreement is attached hereto as Exhibit 7.1. As Chief Manager of Third Capital, Mr. Jarratt has the power to vote and dispose of any Shares acquired by Third Capital.

       Under the limited partnership agreement for PAG Partners, the general partner, PAG Corp., has the power to vote and dispose of all Shares owned by PAG Partners. As President of PAG Corp., Mr. Jarratt has the power to vote and dispose of all such Shares.

Item 7.       Material to be Filed as Exhibits.
              ---------------------------------

       Exhibit 7.1   Agreement with Third Capital, LLC

      Exhibit 7.2   Joint Filing Agreement

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 1997               THIRD CAPITAL, LLC

                                       By: /s/ Christopher L. Jarratt
                                          --------------------------------------
                                           Christopher L. Jarratt, Chief Manager


                                       PAG CORP.

                                       By: /s/ Christopher L. Jarratt
                                          --------------------------------------
                                           Christopher L. Jarratt, President


                                       PAG PARTNERS, L. P.

                                       By: PAG CORP.
                                          --------------------------------------
                                           Its Sole General Partner

                                           By: /s/ Christopher L. Jarratt
                                           -------------------------------------
                                           Christopher L. Jarratt, President

CUSIP No.         560840-10-0














                                  Exhibit Index
                                  -------------


         Exhibit 7.1 --    Agreement with Third Capital, LLC

         Exhibit 7.2 --    Joint Filing Agreement